[Letterhead of American International Group, Inc.]
January 7, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

Re:	American International Group, Inc. - -
Form 10-K for the year ended December 31, 2007
Form 10-Q for the Quarter ended June 30, 2008
Form 10-Q for the Quarter ended September 30, 2008
Form 8-K filed December 2, 2008
(File No. 1-8787)
Dear Mr. Rosenberg:
          We are in receipt of your letter dated December 19, 2008 and thank you for your comments concerning the captioned filings of American International Group, Inc. (AIG). We are pleased to have the opportunity to work with the Staff on AIG’s responses, and especially appreciate the time that the Staff has expended in our ongoing discussions. As discussed with Mr. Wyman, we are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than January 30, 2009.
          Thank you again for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Sincerely, /s/ Kathleen E. Shannon Kathleen E. Shannon

cc:	Frank Wyman (Securities and Exchange Commission) David G. Herzog